PRICING TERM SHEET Dated September 13, 2017

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-215506

Supplementing the Preliminary

Prospectus Supplement

dated September 13, 2017 and the

Prospectus dated January 10, 2017

Colony NorthStar, Inc.

7.125% Series J Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 per Share)

September 13, 2017

This pricing term sheet supplements Colony NorthStar, Inc.’s preliminary prospectus supplement, dated September 13, 2017 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 7.125% Series J Cumulative Redeemable Perpetual Preferred Stock, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Colony” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Colony NorthStar, Inc. and not its subsidiaries.

Issuer:	Colony NorthStar, Inc.

Security:	7.125% Series J Cumulative Redeemable Perpetual Preferred Stock (“Series J Preferred Stock”)

Number of Shares:	11,000,000 shares (12,650,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Public Offering Price:	$25.00 per share; $275,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $8,662,500 total (not including the underwriters’ option to purchase additional shares)

No Maturity:	Perpetual (unless repurchased or redeemed by the Issuer on or after September 22, 2022 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control (defined below))

Pricing Date:	September 13, 2017

Settlement Date:	September 22, 2017 (T+7)

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:	Holders of Series J Preferred Stock will be entitled to receive cumulative cash dividends on the Series J Preferred Stock at the rate of 7.125% per annum of the $25.00 per share liquidation preference, which is equivalent to $1.78125 per annum per share.

Dividend Payment Dates:	Dividends on the Series J Preferred Stock will be payable quarterly in arrears on or about the 15th day of each January, April, July and October. The first dividend on the Series J Preferred Stock sold in this offering will be paid on January 15, 2018 and will be in the amount of $0.55911 per share.

Optional Redemption:	Except in instances relating to preservation of our qualification as a REIT or pursuant to our special optional redemption right discussed below, our Series J Preferred Stock is not redeemable prior to September 22, 2022. On and after September 22, 2022, we may, at our option, redeem our Series J Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. Any partial redemption will be selected by lot or pro rata.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), we will have the option to redeem our Series J Preferred Stock, in whole, at any time, or in part, from time to time, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. To the extent that we exercise our special optional redemption right relating to the Series J Preferred Stock, the holders of Series J Preferred Stock will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series J Preferred Stock, the following have occurred and are continuing:

•    the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•    following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such common securities) listed on the NYSE, the NYSE Amex or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights:	Upon the occurrence of a Change of Control (as defined above), you will have the right (unless we have elected to exercise our special optional redemption right to redeem your Series J Preferred Stock) to convert some or all of your Series J Preferred Stock into a number of shares of our Class A common stock, par value $0.01 per share, equal to the lesser of (A) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series J Preferred Stock dividend payment and prior to the corresponding Series J Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; (B) 3.7908 (i.e., the Share Cap), subject, in each case, to certain adjustments and provisions for the receipt of alternative consideration of equivalent value as described in the prospectus supplement.

If we have provided a redemption notice with respect to some or all of the Series J Preferred Stock, holders of any Series J Preferred Stock that we have called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series J Preferred Stock that have been called for redemption, and any Series J Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date. Any partial redemption will be selected by lot or pro rata.

Listing:	The Issuer intends to file an application to list the Series J Preferred Stock on the NYSE under the symbol “CLNS PR J.” The Issuer expects trading of the shares of Series J Preferred Stock on the NYSE, if listing is approved, to commence within 30 days after the date of the initial delivery of the shares.

NYSE Ticker Symbol:	CLNS PR J

CUSIP/ISIN:	19625W 864 / US19625W8644

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and UBS Securities LLC

Co-Managers:	Barclays Capital Inc. and Citigroup Global Markets Inc.

Pro Forma Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Pro forma, as adjusted, ratio of earnings to combined fixed charges and preferred stock dividends(1)	0.5x(2)	0.6x(3)

(1)	In calculating this pro forma, as adjusted, ratio of earnings to combined fixed charges and preferred stock dividends, we have assumed that the shares of Series J Preferred Stock offered by this prospectus supplement were issued on January 1, 2016. For purposes of this pro forma calculation, we have assumed the net proceeds from this offering were used to retire other securities, in particular the redemption of some of our Series B Preferred Stock and all of our Series C Preferred Stock. Therefore, the pro forma ratio reflects the effects of the net change in preferred stock dividends based on redemption of those preferred shares and the issuance of the Series J Preferred Stock.
(2)	The deficiency of earnings over combined charges and preferred stock dividends was $152.7 million.
(3)	The deficiency of earnings over combined charges and preferred stock dividends was $253.8 million.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, or preliminary prospectus supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free (800) 394-1322, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan

Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, RBC Capital Markets, LLC by calling toll-free (866) 375-6829 or by email to rbcnyfixedincomeprospectus@rbccm.com or UBS Securities LLC by calling toll-free (888) 827-7275.